MYLAN INC.
1500 CORPORATE DRIVE
CANONSBURG, PA 15317
724 514-1800
VIA EDGAR AND FEDERAL EXPRESS
October 6, 2009
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant
Re:	Mylan Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-K/A for the Fiscal Year Ended December 31, 2008 File No. 001-09114
Dear Mr. Rosenberg:
Set forth below are the responses of Mylan Inc. (“the Company”) to the follow-up questions posed by Dana Hartz of the Commission during a telephone conversation that took place on September 25, 2009, between Ms. Hartz and the undersigned. Those questions were posed in response to the Company’s letter to the Commission dated August 20, 2009, responding to the Commission’s initial comment letter dated August 7, 2009. As directed by Ms. Hartz, we are not repeating the Company’s responses contained in the August 20th letter, but rather are including the Commission’s initial comment together with its follow-up questions to those particular comments.
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Notes to the Consolidated Financial Statements
Note 3. Acquisitions, page 16
Comment 2. Please disclose the following information relating to the in-process research and development acquired for each individual material product:
•	The fair value assigned.

•	The significant appraisal assumptions, such as:
•	Risk adjusted discount rate applied to cash flows

•	The period in which material net cash inflows are expected to commence; and

•	Material anticipated changes from historical pricing, margins and expense levels.
•	The completeness, complexity and uniqueness at the acquisition date.

•	The nature, timing and estimated costs of the efforts necessary to complete the project, and the anticipated completion date.

•	The risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.

•	In subsequent periods, disclose the status of efforts to complete the project, and the impact of any delays on expected investment return, results of operations and financial condition.
Refer to paragraphs 4.2.03 and 4.2.05 of the AICPA Practice Aid “Assets Acquired in a Business Combination to Be Used in Research and Development Activities.”

Follow-up to Comment #2: Please refer to your response to prior comment #2. Please revise your proposed disclosure to also provide the information requested in our prior comment specifically for the one material project. In addition, confirm whether you will, in subsequent periods, disclose the status of efforts to complete the material project and the impact of any delays on the expected investment return, results of operations and financial condition.
Response:
The Company is revising the proposed disclosure and has provided below the complete draft revised language related to our Note 3 — Acquisitions, in response to the Staff’s comment. In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, we will disclose information related to our acquisition of the former Merck Generics business generally consistent with the language below (the new language to be added is in bold). We supplementally confirm that, in subsequent periods, we will disclose the status of efforts to complete the material project and the impact of any delays on the expected investment return, results of operations and financial condition.
The amount allocated to acquired in-process research and development represents an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the acquisition, had not reached technological feasibility and had no alternative future use. In process research and development projects related to approximately 70 products and product groups, with an average value of approximately $18 million per product and product group. One project had a value in excess of 10% of the total value and was estimated at approximately $590 million. This material project relates to a nebulized version of two molecules. It is a novel formulation of existing products, which likely translates into a lower risk development product. Phase II studies related to this project have been completed and Phase III studies are expected to begin in 2010. The project is anticipated to be completed and material net cash inflows are expected to commence in 2014.
The fair value of the acquired in-process technology and research projects was based on the excess earnings method which utilizes forecasts of expected cash inflows (including estimates for ongoing costs) and other contributory charges, on a project-by-project basis. The estimated projected costs to complete the material project were less than $100 million as of the date of the acquisition. The net cash inflows were discounted to present values, using a range of discount rates of between 10% and 15.5% (13% for the material project) and other assumptions, which take into account the stage of completion, nature and timing of efforts for completion, risks and uncertainties, and other key factors, which may vary among the individual products and product groups. Net cash inflows related to certain projects commenced in 2008.
The amount was written-off upon acquisition as acquired in-process research and development expense.
Note 19. Contingencies
Legal Proceedings
Lorazepam and Clorazepate, page 42
Comment 6. Please tell us if you accrued any liability for the Lorazepam and Clorazepate litigation in addition to the $12 million you previously recognized. If not, please tell us why, under SFAS 5, you do not believe an additional liability is needed despite having a judgment issued against you and your co-defendants in the amount of $69.0 million.
Follow-up to Comment #6: Please refer to your response to prior comment #6. The trebling of the $12.0 million jury verdict would be an amount of $36.0 million. Please clarify in your disclosure the reason for the increase in the judgment issued in 2008 to $69.0 million in addition to the trebling of the original jury verdict. If the $12.0 million was only a portion of the total original jury verdict, please clarify that in your filing.

Response:
The Company has provided below draft revised language related to our Note 19 — Contingencies, in response to the Staff’s comment. In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, we will disclose information generally consistent with the following and likewise updated as necessary (new language to be added is in bold).
Lorazepam and Clorazepate
On June 1, 2005, a jury verdict was rendered against Mylan, Mylan Pharmaceuticals Inc. (“MPI”), and co-defendants Cambrex Corporation and Gyma Laboratories in the U.S. District Court for the District of Columbia in the amount of approximately $12.0 million, which has been accrued for by the Company. The jury found that Mylan and its co-defendants willfully violated Massachusetts, Minnesota and Illinois state antitrust laws in connection with API supply agreements entered into between the Company and its API supplier (Cambrex) and broker (Gyma) for two drugs, lorazepam and clorazepate, in 1997, and subsequent price increases on these drugs in 1998. The case was brought by four health insurers who opted out of earlier class action settlements agreed to by the Company in 2001 and represents the last remaining antitrust claims relating to Mylan’s 1998 price increases for lorazepam and clorazepate. Following the verdict, the Company filed a motion for judgment as a matter of law, a motion for a new trial, a motion to dismiss two of the insurers and a motion to reduce the verdict. On December 20, 2006, the Company’s motion for judgment as a matter of law and motion for a new trial were denied and the remaining motions were denied on January 24, 2008. In post-trial filings, the plaintiffs requested that the verdict be trebled and that request was granted on January 24, 2008. On February 6, 2008, a judgment was issued against Mylan and its co-defendants in the total amount of approximately $69.0 million, which, in the case of three of the plaintiffs, reflects trebling of the compensatory damages in the original verdict (approximately $11.0 million in total), and, in the case of the fourth plaintiff, reflects their amount of the compensatory damages in the original jury verdict plus doubling this compensatory damage award as punitive damages assessed against each of the three individual defendants (approximately $58.0 million in total), some or all of which may be subject to indemnification obligations by Mylan. Plaintiffs are also seeking an award of attorneys’ fees and litigation costs in unspecified amounts and prejudgment interest of approximately $8.0 million. The Company and its co-defendants have appealed to the U.S. Court of Appeals for the D.C. Circuit and intend to challenge the verdict and judgments as legally erroneous on multiple grounds. The appeals had been held in abeyance pending a ruling on the motion for prejudgment interest. In connection with the Company’s appeal of the lorazepam judgment, the Company submitted a surety bond underwritten by a third-party insurance company in the amount of $74.5 million. This surety bond is secured by a pledge of a $40.0 million cash deposit (which is included as restricted cash on the Company’s Consolidated Balance Sheet as of September 30, 2009) and an irrevocable letter of credit for $34.5 million issued under the Senior Credit Agreement. On October 27, 2008, a U.S. magistrate judge issued a report recommending the granting of plaintiffs’ motion for prejudgment interest. The report also recommends requiring the surety bond amount to be increased to include prejudgment interest. Mylan submitted objections to the magistrate judge’s recommendations and on July 16, 2009, the district court entered an order adopting the magistrate judge’s report in full. Mylan intends to contest this ruling along with the liability finding and other damages awards as part of its pending appeal, which will now proceed in the Court of Appeals for the D.C. Circuit.
Supplemental Disclosure
In addition, the Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings:

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you require additional information or clarification after reviewing our letter, please feel free to contact me at (724) 514-1901 (phone), (724) 514-1880 (fax) or dan.rizzo@mylan.com.
Thank you.

Very truly yours,
/s/ Daniel C. Rizzo, Jr.
Senior Vice President and Corporate Controller
(Principal Accounting Officer)